SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 27, 2013 re TAT Technologies Reporting Second Quarter of Year 2013 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Year 2013 Second Quarter Results

GEDERA, Israel, Tuesday, August 27, 2013 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“the Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and six month periods ended June 30, 2013.

Financial Highlights:

TAT announced revenues of $21.9 million with a net income of $1.0 million for the three months ended June 30, 2013, compared to revenues of $22.1 million with a net loss of $4.2 million for the three months ended June 30, 2012. The net loss reported for 2012 second quarter was the result of a $1.0 million impairment charge of goodwill in TAT’s OEM for Electric Motion Systems operating segment and a $3.3 million impairment charge with respect to TAT’s investment in First Aviation Services Inc. (“FAvS”). Excluding the impairment charges recorded in the second quarter of 2012, net income for the three months ended June 30, 2013 increased by $0.9 million compared to the same period in 2012.

During the Second quarter of 2013, revenues were impacted by (i) the increase in revenues in the MRO Services for Aviation Components operating segment; (ii) the increase in revenues in the Heat Transfer Services and Products operating segment; (iii) similar revenues in the OEM of Heat Management Solutions operating segment; offset by (iv) the decrease in revenues in the OEM of Electric Motion Systems operating segment. This decrease is a continuation of the decrease in revenues this segment had experienced during 2012 and 2011.

Revenue breakdown by operating segments for the three month and six month periods ended June 30, 2013 and 2012, respectively, was as follows:

	Three Months Ended June 30,
	2013		2012		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited
Revenues
OEM of Heat Management Solutions	$7,006	32.0%	$7,036	31.8%	(0.4)%
Heat Transfer Services and Products	7,466	34.2%	7,104	32.1%	5.1%
MRO services for Aviation Components	6,168	28.2%	5,636	25.5%	9.4%
OEM of Electric Motion Systems	2,042	9.4%	2,677	12.1%	(23.7)%
Eliminations	(821)	(3.8)%	(326)	(1.5)%	151.8%
Total revenues	$21,861	100.0%	$22,127	100.0%	(1.2)%

	Six Months Ended June 30,
	2013		2012		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$13,722	31.6%	$14,720	34.4%	(6.8)%
Heat Transfer Services and Products	14,607	33.7%	13,887	32.4%	5.2%
MRO services for Aviation Components	11,971	27.6%	10,639	24.9%	12.5%
OEM of Electric Motion Systems	3,992	9.2%	4,479	10.5%	(10.9)%
Eliminations	(902)	(2.1)%	(921)	(2.2)%	(2.1)%
Total revenues	$43,390	100.0%	$42,804	100.0%	1.4%

For the six months ended June 30, 2013, TAT announced revenues of $43.4 million with a net income of $2.7 million compared to revenues of $42.8 million with a net loss of $3.6 million for the six months ended June 30, 2012. The net loss reported for the six month period ended June 30, 2012 was the result of a $1.0 million impairment charge of goodwill in TAT’s OEM for Electric Motion Systems operating segment and a $3.3 million impairment charge with respect to TAT’s investment in FAvS. Excluding the impairment charges recorded in the second quarter of 2012, net income for the six months ended June 30, 2013 increased by $2.0 million compared to the same period in 2012.

During the six months ended June 30, 2013, revenues were impacted by (i) the increase in revenues in the MRO Services for Aviation Components operating segment; (ii) the increase in revenues in the Heat Transfer Services and Products operating segment; partially offset by (iii) the decrease in revenues in the OEM of Heat Management Solutions operating segment; and (iv) the decrease in revenues in the OEM of Electric Motion Systems operating segment - As mentioned above, this decrease is a continuation of the decrease in revenues this segment had experienced during 2012 and 2011.

Mr. Itsik Maaravi, TAT’s President & CEO commented:

“2013 Second quarter’s trends in the Aerospace and Defense markets were similar to the trends shown in the beginning of the year. The commercial airlines markets continue to show an increase in passengers and to a lesser extent, in cargo air traffic while airlines profitability remains a challenge due to competitive environment and relatively high fuel prices. In addition, the MRO business shows steady flow with modest growth and commercial aerospace OEMs continue to report increasing revenues and backlog. On the other hand defense companies continue to show weakness and are waiting to understand uncertainties following budget constraints and sequestration which went into effect on March 1, 2013.

For TAT, the results of 2013 second quarter reflect the continuation of the trend of improvement as we increased revenues, gross margins and operating margins compared to the first quarter of 2013. On a year-to-date basis, the first half of 2013 reflects higher revenues compared to the first half of 2012 while gross and operating margins were similar. We continue to increase our marketing and sales efforts and put an emphasis on strengthening our relations with leading players in the relevant markets, successfully develop new products for new customers and improving our production efficiency, the quality of our products and the responsiveness and support to our customers.”

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	June 30,	June 30,	December 31,
	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	$21,945	$14,158	$16,581
Short-term bank deposits	10,013	10,000	10,048
Marketable securities at fair value	-	1,900	-
Short-term restricted deposits	-	3,206	2,307
Trade accounts receivable (net of allowance for doubtful accounts of $368 and $ 436 as of June 30, 2013 and 2012, respectively)	17,969	20,111	20,930
Other accounts receivable and prepaid expenses	3,771	5,207	4,587
Inventories, net	33,494	31,711	33,031

Total current assets	87,192	86,293	87,484

Long-term assets:
Investment in affiliated company	2,362	1,668	1,264
Funds in respect of employee right upon retirement	3,514	2,965	3,318
Long-term deferred tax	1,435	2,787	2,535
Property, plant and equipment, net	13,160	12,141	12,910

Total Long-term assets	20,471	19,561	20,027

Total assets	$107,663	$105,854	$107,511

LIABILITIES AND EQUITY

Current Liabilities:
Short term bank loan and current maturities of long-term loans	1,883	3,731	3,274
Trade accounts payables	6,156	6,649	5,373
Other accounts payable and accrued expenses	6,725	6,021	7,407

Total current liabilities	14,764	16,401	16,054

Long-term liabilities:
Long-term loans, net of current maturities	82	1,883	1,116
Other accounts payable	73	85	-
Liability in respect of employee rights upon retirement	4,069	3,540	3,815
Long-term deferred tax liability	863	1,344	1,490

Total long-term liabilities	5,087	6,852	6,421

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at June 30, 2013 and 2012; Issued: 9,073,043 shares at June 30, 2013 and 2012; Outstanding: 8,798,570 and 8,810,366 shares at June 30, 2013 and 2012, respectively	2,790	2,790	2,790
Additional paid-in capital	64,412	64,402	64,410
Treasury stock, at cost, 274,473 and 262,677 shares at June 30, 2013 and 2012, respectively	(2,088)	(2,038)	(2,088)
Accumulated other comprehensive loss	(702)	(1,218)	(897)
Retained earnings	20,745	16,116	18,018
Total TAT Technologies shareholders' equity	85,157	80,052	82,233
Non controlling interest	2,655	2,549	2,803

Total equity:	87,812	82,601	85,036

Total liabilities and equity	$107,663	$105,854	$107,511

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2013	2012	2013	2012	2012

Revenues:
OEM of Heat Management Solutions	$7,006	$7,036	$13,722	$14,720	$31,032
Heat Transfer Services and Product	7,466	7,104	14,607	13,887	27,709
MRO services for Aviation Components	6,168	5,636	11,971	10,639	22,442
OEM of Electric Motion Systems	2,042	2,677	3,992	4,479	10,007
Eliminations	(821)	(326)	(902)	(921)	(3,268)
	21,861	22,127	43,390	42,804	87,922

Cost and operating expenses:
OEM of Heat Management Solutions	5,498	5,404	10,583	10,990	23,105
Heat Transfer Services and Products	5,293	5,020	10,404	10,049	19,671
MRO services for Aviation Components	5,053	4,163	9,769	8,537	19,044
OEM of Electric Motion Systems	1,712	2,288	3,673	3,999	8,043
Eliminations	(862)	(454)	(1,171)	(1,051)	(3,281)
	16,694	16,421	33,258	32,524	66,582
Gross Profit	5,167	5,706	10,132	10,280	21,340

Research and development, net	215	501	503	675	1,152
Selling and marketing expenses	928	924	1,814	1,813	3,426
General and administrative expenses	2,794	2,755	5,458	5,750	11,487
Other expenses (income)	-	(4)	(7)	10	9
Impairment of goodwill	-	1,015	-	1,015	1,015
	3,937	5,191	7,768	9,263	17,089
Operating income	1,230	515	2,364	1,017	4,251

Financial expenses	(262)	(811)	(623)	(1,094)	(2,229)
Financial income	262	428	591	970	2,048

Income before income taxes	1,230	132	2,332	893	4,070

Taxes on income	452	1,063	935	1,331	2,086

Net income (loss) after income taxes	778	(931)	1,397	(438)	1,984

Share in results of affiliated company and impairment of share in affiliated company	187	(3,312)	1,098	(3,352)	(3,756)

Net income (loss)	965	(4,243)	2,495	(3,790)	(1,772)

Net loss attributable to Non controlling interest	54	44	232	174	58

Net income (loss) attributable to TAT Technologies shareholders	$1,019	$(4,199)	$2,727	$(3,616)	$(1,714)

Earning per share
Basic and diluted net income (loss) per share attributable to controlling interest	$0.12	$(0.48)	$0.31	$(0.41)	$(0.19)

Weighted average number of shares – basic and diluted	8,798,570	8,815,003	8,798,570	8,815,003	8,808,075

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under four operating segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions; (ii) Heat Transfer Services and Products; (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components; and (iv) OEM of Electric Motion Systems.

OEM of Heat Management Solutions primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Heat Transfer Services and Products primarily includes the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides such heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

MRO services for Aviation Components primarily includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides such aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motors and motion applications for airborne and ground systems.

Three months ended June 30, 2013 compared with three months ended June 30, 2012

Revenues. Total revenues for the three months ended June 30, 2013, were $21.9 million compared to $22.1 million for the three months ended June 30, 2012, a moderate decrease of 1.2%. This reflects (i) the increase in revenues in the MRO Services for Aviation Components operating segment; (ii) the increase in revenues in the Heat Transfer Services and Products operating segment; (iii) similar revenues in the OEM of Heat Management Solutions operating segment; offset by (iv) the decrease in revenues in the OEM of Electric Motion Systems operating segment.

Cost of revenues. Cost of revenues was $16.7 million for the three months ended June 30, 2013 compared to $16.4 million for the three months ended June 30, 2012, a moderate increase of 1.7%. This reflects (i) the increase in cost of revenues in the Heat Transfer Services and Products and in the MRO Services for Aviation Components operating segments, which is primarily attributable to the increase of material cost associated with the increase in revenues; (ii) the increase in cost of revenues in the OEM of Heat Management Solutions operating segment, which is primarily attributable to the increase in production costs impacted by the decrease in exchange rates between the U.S. dollar and the Israeli Shekel; offset by (iii) the decrease in cost of revenues in the OEM of Electric Motion Systems operating segment, which is primarily attributable to the decrease in material cost associated with the decrease in revenues.

Cost of revenues as a percentage of revenues increased to 76.4% for the three months ended June 30, 2013, compared to 74.2% for the three months ended June 30, 2012. This increase is primarily attributable to (i) product mix with lower margin products sold during the quarter in the MRO Services for Aviation Components and the OEM of Heat Management Solutions operating segments; partially offset by (ii) product mix with higher margin products sold during the quarter in the OEM of Electric Motion Systems.

Research and development, net. Research and Development expenses were $0.2 million for the three months ended June 30, 2013, compared to $0.5 million for the three months ended June 30, 2012, and are related to new products and technologies within the OEM operations in Israel and the Heat Transfer Services and Products operating segment.

Research and Development expenses as a percentage of revenues were 1.0% for the three months ended June 30, 2013, compared to 2.3% for the three months ended June 30, 2012. TAT expects to continue to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $0.9 million for the three months ended June 30, 2013, similar to the selling and marketing expenses for the three months ended June 30, 2012. This was impacted by (i) the increase in selling and marketing expenses in the Heat Transfer Services and Products operating segment, primarily attributable to increased payroll costs and commissions; (ii) the increase in selling and marketing expenses in the MRO Services for Aviation Components operating segment, primarily attributable to increased commissions and travel expenses; offset by (iii) the decrease in selling and marketing expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to decreased payroll costs.

Selling and marketing expenses as a percentage of revenues were 4.2% for the three months ended June 30, 2013, similar to the three months ended June 30, 2012. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $2.8 million for the three months ended June 30, 2013, similar to the three months ended June 30, 2012. This was impacted by (i) the increase in general and administrative expenses in the MRO Services for Aviation Components operating segment, primarily attributable to a decrease in FAvS’ participation in Piedmont’s certain operating expenses; (ii) similar general and administrative expenses in the Heat Transfer Services and Products and in the OEM of Electric Motion Systems operating segments; offset by (iii) the decrease in general and administrative expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to the decrease in management fees to our previously controlling shareholder.

General and administrative expenses as a percentage of revenues were 12.8% for the three months ended June 30, 2013, similar to 12.5% for the three months ended June 30, 2012.

Impairment of Goodwill. During the quarter ended June 30, 2012 the Company recorded an impairment charge of $1.0 million to reflect the impairment of the entire balance of the goodwill included in the OEM of Electric Motion Systems operating segment. This was based on an impairment test performed by the Company, with the assistance of an independent appraisal.

Operating income. For the three months ended June 30, 2013, TAT reported operating income of $1.2 million, compared to operating income of $0.5 million for the three months ended June 30, 2012. Excluding the above mentioned impairment charge of goodwill, operating income for the three months ended June 30, 2012 was $1.5 million, a moderate decrease of $0.3 million in operating income for the three months ended June 30, 2013. The moderate decrease in operating income is primarily attributable to (i) the decrease in operating income in the MRO Services for Aviation Components operating segment; (ii) similar operating loss in the OEM of Electric Motion Systems operating segment; partially offset by (iii) the increase in operating income in the OEM of Heat Management Solutions and in the Heat Transfer operating segments.

Financial expenses. Financial expense for the three months ended June 30, 2013, was $0.3 million compared to financial expenses of $0.8 million for the three months ended June 30, 2012. Financial expenses during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro.

Financial income. Financial income for the three months ended June 30, 2013, was $0.3 million, compared to $0.4 million for the three months ended June 30, 2012. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro and interest income related to tax refunds from tax authorities.

Taxes on income. Taxes on income for the three months ended June 30, 2013, was $0.5 million, compared to $1.1 million for the three months ended June 30, 2012. Taxes on income for the three months ended June 30, 2013, were impacted by (i) the decrease in pre-tax income in the MRO Services for Aviation Components operating segment; (ii) the decrease in tax expenses in the OEM of Heat Management Solutions operating segment, mainly due to decrease in tax rates under the Law for the Encouragement of Capital Investments and lower income before tax for Israeli tax purposes that was impacted by the decrease in exchange rates between U.S. dollar and the Israeli Shekel; (iii) the decrease in tax expenses in the OEM of Electric Motion Systems operating segment due to valuation allowance recorded against operating loss carryforward in the second quarter of 2012; partially offset by (iv) the increase in tax expenses in the Heat Transfer Services and Products operating segment due to increase in pre-tax income in this operating segment.

Share in Results of affiliated Company. TAT recognized income of $0.2 million from its 30% interest in FAvS’s results for the three months ended June 30, 2013 compared to an immaterial loss for the three months ended June 30, 2012.

Impairment of share in affiliated Company. During the three months ended June 30, 2012 TAT recognized an impairment of $3.3 million with respect to its approximately 30% interest in FAvS’s. This was based on an impairment test performed by the Company, with the assistance of an independent appraisal.

Net loss attributable to noncontrolling interest. TAT recognized an immaterial net loss attributable to noncontrolling interest for the three months ended June 30, 2013, similar to an immaterial net loss attributable to noncontrolling interest for the three months ended June 30, 2012. In both periods net loss attributable to noncontrolling interest was attributable to our 70% held Bental subsidiary.

Net income (loss) attributable to controlling interest. TAT recognized a net income of $1.0 million for the three months ended June 30, 2013 compared to a net loss of $4.2 million for the three months ended June 30, 2012. Excluding the above mentioned impairment charges of goodwill and share in affilated company, net income for the three months ended June 30, 2012 was $0.1 million, an increase of $0.9 million for the three months ended June 30, 2013 compared to the adjusted net income for the three months ended June 30, 2012.

Six months ended June 30, 2013 compared with six months ended June 30, 2012

Revenues. Total revenues for the six months ended June 30, 2013, were $43.4 million compared to $42.8 million for the six months ended June 30, 2012, an increase of 1.4%. This reflects (i) the increase in revenues in the MRO Services for Aviation Components operating segment; (ii) the increase in revenues in the Heat Transfer Services and Products operating segment; offset by (iii) the decrease in revenues in the OEM of Heat Management Solutions operating segment; and (iv) the decrease in revenues in the OEM of Electric Motion Systems operating segment.

Cost of revenues. Cost of revenues was $33.3 million for the six months ended June 30, 2013 compared to $32.5 million for the six months ended June 30, 2012, an increase of 2.3%. This reflects (i) the increase in cost of revenues in the Heat Transfer Services and Products and in the MRO Services for Aviation Components operating segments, which is primarily attributable to the increase of material cost associated with the increase in revenues; partially offset by (ii) the decrease in cost of revenues in the OEM of Heat Management Solutions and in the OEM of Electric Motion Systems operating segments, which is primarily attributable to the decrease in material cost associated with the decrease in revenues.

Cost of revenues as a percentage of revenues was 76.6% for the six months ended June 30, 2013 similar to 76.0% for the six months ended June 30, 2012. This is primarily attributable to (i) product mix with lower margin products sold and higher rate of fixed production costs in the OEM of Heat Management Solutions and in the OEM of Electric Motion Systems operating segments; (ii) product mix with lower margin products sold in the MRO Services for Aviation Components operating segment; offset by (iii) product mix with higher margin products sold and lower rate of fixed production costs in the Heat Transfer Services and Products operating segment.

Research and development, net. Research and Development expenses were $0.5 million for the six months ended June 30, 2013, compared to $0.7 million for the six months ended June 30, 2012, and are related to new products and technologies within the OEM operations in Israel and the Heat Transfer Services and Products operating segment.

Research and Development expenses as a percentage of revenues were 1.2% for the six months ended June 30, 2013, compared to 1.6% for the six months ended June 30, 2012. TAT expects to invest additional resources in research and development activities, and accordingly will continue to incur and record additional research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $1.8 million for the six months ended June 30, 2013, similar to the selling and marketing expenses for the six months ended June 30, 2012. This was impacted by (i) the increase in selling and marketing expenses in the MRO Services for Aviation Components operating segment, primarily attributable to increased payroll costs, commissions and travel expenses; offset by (ii) the decrease in selling and marketing expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to decreased payroll costs; and (iii) similar selling and marketing expenses in the OEM of Electric Motion Systems and in the Heat Transfer Services and Products operating segments.

Selling and marketing expenses as a percentage of revenues were 4.2% for the six months ended June 30, 2013, similar to 4.2% for the six months ended June 30, 2012. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $5.5 million for the six months ended June 30, 2013, compared to $5.8 million for the six months ended June 30, 2012, a decrease of 5.1%. The decrease in general and administrative expenses was impacted by (i) the decrease in general and administrative expenses in the OEM of Heat Management Solutions operating segment, primarily attributable to the decrease in management fees to our previously controlling shareholder ; (ii) the decrease in general and administrative expenses in the MRO Services for Aviation Components operating segment primarily attributable to the decrease in payroll costs; (iii) the decrease in general and administrative expenses in the Heat Transfer Services and Products operating segment primarily attributable to the decrease in payroll costs; and (iv) similar general and administrative expenses in the OEM of Electric Motion Systems operating segment.

General and administrative expenses as a percentage of revenues moderately increase to 12.6 % for the six months period ended June 30, 2013, from 13.4% for the six months ended June 30, 2012.

Impairment of Goodwill. During the six month period ended June 30, 2012 the Company recorded an impairment charge of $1.0 million to reflect the impairment of the entire balance of the goodwill included in the OEM of Electric Motion Systems operating segment, which was based on an independent appraisal.

Operating income. For the six months ended June 30, 2013, TAT reported operating income of $2.4 million compared to $1.0 million for the six months ended June 30, 2012. Excluding the above mentioned impairment charge of goodwill, operating income for the six months ended June 30, 2012 was $2.0 million, an increase of $0.4 million in operating income for the six months ended June 30, 2013 compared to the same period in 2012. The increase in operating income is primarily attributable to (i) the increase in operating income in the Heat Transfer Services and the Products and the MRO Services for Aviation Components operating segments; offset by (ii) the decrease in operating income in the OEM of Heat Management Solutions segment; and (iii) the increase in operating loss in the OEM of Electric Motion Systems operating segment.

Financial expenses. Financial expenses for the six months ended June 30, 2013, was $0.6 million compared to financial expenses of $1.1 million for the six months ended June 30, 2012. Financial expenses during the six months ended June 30, 2013 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro and interest payments on long-term loans and short-term credit.

Financial income. Financial income for the six months ended June 30, 2013, was $0.6 million, compared to $1.0 million for the six months ended June 30, 2012. Financial income during the six months ended June 30, 2013 primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, interest income related to tax refunds from tax authorities, realized profits from hedging transactions and interest from short term bank deposits.

Taxes on income. Taxes on income for the six months ended June 30, 2013, was $0.9 million, compared to $1.3 million for the six months ended June 30, 2012. Taxes on income for the six months ended June 30, 2013, were impacted by (i) the decrease in pre-tax income in the OEM of heat management solutions operating segment; (ii) the decrease in tax expenses in the MRO Services for Aviation Components operating segment due to valuation allowance recorded against state tax losses carryforward for the six months ended June 30, 2012; partially offset by (iii) increase in pre-tax income in the Heat Transfer Services and products. The Company did not record tax benefit against operating losses carryforward in the OEM of Electric Motion Systems operating segment, in accordance with generally accepted accounting principles.

Share in Results of affiliated Company. TAT recognized income of $1.1 million from its approximately 30% interest in FAvS’s results for the six months ended June 30, 2013 compared to loss of $0.1 million for the six months ended June 30, 2012.

Impairment of share in affiliated Company. During the six months ended June 30, 2012 TAT recognized an impairment of $3.3 million with respect to its approximately 30% interest in FAvS’s, which was based on an independent appraisal.

Net loss attributable to noncontrolling interest. TAT recognized a net loss of $0.2 million attributable to noncontrolling interest for the six months ended June 30, 2013, similar to a net loss of $0.2 million attributable to noncontrolling interest for the six months ended June 30, 2012. In both periods net loss attributable to noncontrolling interest was attributable to our 70% held Bental subsidiary.

Net income (loss) attributable  to controlling interest. TAT recognized a net income of $2.7 million for the six months ended June 30, 2013 compared to net loss of $3.6 million for the six months ended June 30, 2012. Excluding the above mentioned impairment charges of goodwill and share in affilated company, net income for the six months ended June 30, 2012 was $0.7 million, an increase of $2.0 million for the six months ended June 30, 2013 compared to the adjusted net income for the six months ended June 30, 2012.

Liquidity and Capital Resources

Financial assets, net of debt were $30.0 million on June 30, 2013 compared to $23.7 million on June 30, 2012.

As of June 30, 2013, TAT had cash and cash equivalents and short-term bank deposits of $32.0 million with total debt of $2.0 million. As of June 30, 2012 TAT had cash and cash equivalents and short-term deposits of $24.2 million, short term investments and marketable securities of $1.9 million and restricted cash of $3.2 million, which equals $29.3 million of financial assets, with total debt of $5.6 million.

On May 1, 2013, the Company made a payment of $1.6 million, in accordance with its payment schedule of loans in the total original amount of $6.25 million received by the Company from an Israeli bank. The loans’ remaining balance following the payment was $0.9 million.

As of June 30, 2013 TAT met all financial covenants related to its loans and credit facilities.

Resignation and Ellection of Chairman of the Board of Directors

At the meeting of the Board of Directors of the Company, held on August 26, 2013, Mr. Zeev Birnboim has resigned as Chairman of the Board of Directors of the Company effective immediately. Mr. Birnboim advised the Board that his resignation was not as a result of any disagreement with the Company. At that meeting, the Board of Directors of the Company has elected Mr. Samual Vlodinger as the new Chairman of the Board of Directors, effective immediately. Mr. Vlodinger is a senior partner with FIMI Opportunity Funds, the new controlling shareholder of TAT.

Seasonality

In the OEM industry in general and in TAT’s OEM businesses in particular, the majority of customers operate based on annual budgets and tend to utilize during the fiscal fourth quarter the remaining balance of any un-used budgets. This trend is more typical with customers from the defense industry. Accordingly, TAT is more likely to generate increased revenues in the OEM businesses (such as TAT’s OEM of Heat Management Solutions and OEM of Electric Motion Systems) during the fiscal fourth quarter. The aviation industry is known for its highest traffic in the third quarter, primarily attributable to summer vacations. As a result, during the fiscal third quarter, airlines tend to postpone, to the extent possible, maintenance and repair of their aircraft to minimize aircraft grounding. Accordingly, TAT is more likely to notice decreased revenues in the MRO businesses (such as TAT’s MRO for Aviation Components and Heat Transfer Services and Products) during the fiscal third quarter with recovery during subsequent quarters.

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TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Yaron Shalem – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)
By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: August 27, 2013